EXHIBIT 12 - RATIO OF EARNINGS TO FIXED CHARGES
WHIRLPOOL CORPORATION AND SUBSIDIARIES

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings
Earnings before income taxes	$1,114	$1,031	$881	$917	$558
Fixed charges	220	225	222	231	256
	$1,334	$1,256	$1,103	$1,148	$814
Fixed charges
Portion of rents representative of the interest factor	$59	$60	$57	$54	$57
Interest on indebtedness	155	160	159	172	193
Amortization of debt financing fees	6	5	6	5	6
	$220	$225	$222	$231	$256
Ratio of earnings to fixed charges	6.1	5.6	5.0	5.0	3.2